AGNERIAN CONSULTING LTD.

(647) 403-2738
hrayr.agnerian@rogers.com

82 Mentor Boulevard
North York, ON, M2H 2N1 Canada

CONSENT OF QUALIFIED PERSON

I, Hrayr Agnerian, consent to the public filing of the technical report titled "Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project, LLC" and dated May 20, 2015, (the "Technical Report") by Jet Metal Corp.

I also consent to any extracts from or a summary of the Technical Report in the Annual Report on Form 20-F for the financial year ended April 30, 2014, dated August 25, 2014, of Jet Metal Corp. (the "Annual Report")

I certify that I have read the Annual Report filed by Jet Metal Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 16th day of June 2015

PROFESSIONAL GEOSCIENTIST
HRAYR AGNERIAN
PRACTISING MEMBER
0757
ONTARIO

Hrayr Agnerian, M.Sc. (Applied), P.Geo.
Consulting Geologist, President
Agnerian Consulting Ltd.